UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

CELESTICA Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 15101Q108	13G

1	NAMES OF REPORTING PERSONS Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 8 to Schedule 13G (“Amendment No. 8”) relates to the Subordinate Voting Shares (the “Subordinate Voting Shares”) of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), and amends and supplements the Schedule 13G previously filed by Onex Corporation (“Onex”) with the Securities and Exchange Commission (“SEC”) on July 7, 1998 (the “Schedule 13G”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, and 7 to the Schedule 13G filed with the SEC on February 14, 2001, March 1, 2005, July 23, 2015, February 16, 2016, January 27, 2017, February 13, 2018, and February 28, 2018, respectively.

This Amendment No. 8 amends the Schedule 13G (as previously amended), as set forth below.

Item 4.	Ownership:

Item 4 is hereby amended and restated in its entirety as follows:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference. As of the date of this report, the Reporting Person does not beneficially own any Subordinate Voting Shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Item 5 is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2024

ONEX CORPORATION

By:	/s/ Colin Sam
	Name:	Colin Sam
	Title:	General Counsel

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